Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 27, 2017

OCTOBER 27, 2017 / 12:00PM, LIN.DE - Q3 2017 Linde AG Earnings Call

CORPORATE PARTICIPANTS

Aldo Ernesto Belloni Linde Aktiengesellschaft - Chairman of Executive Board, CEO & Employment Director

Bernard Wang Linde Aktiengesellschaft - Head of IR

Sven Schneider Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

CONFERENCE CALL PARTICIPANTS

Andreas Heine MainFirst Bank AG, Research Division - MD

Laurence Alexander Jefferies LLC, Research Division - VP and Equity Research Analyst

Markus Mayer Baader-Helvea Equity Research - Lead Analyst of Chemicals

Martin Roediger Kepler Cheuvreux, Research Division - Equity Research Analyst

Peter Anthony John Clark Societe Generale Cross Asset Research - Senior Analyst, Chemicals

Stephanie Bothwell BofA Merrill Lynch, Research Division - VP

PRESENTATION

Operator

Welcome to the 9 months 2017 Results Conference Call of the Linde Group. At our customer's request, this conference will be recorded and published afterwards.

Please be aware that this discussion may contain certain forward-looking statements, including statements concerning Linde's businesses and strategies and the business combination between Linde and Praxair.

Please also be aware that in connection with the proposed business combination, Linde PLC, a newly formed holding company has filed a registration statement with the U.S. SEC and published an offer document, which was approved for publication by German BaFin, and an amendment to such offer document.

Praxair's stockholders approved the merger at Praxair's Special Meeting held on September 27, 2017. We urge you to read the offer document and amendment thereto as it contains important information.

May I now hand you over to Mr. Wang, who will lead you for this conference.

Bernard Wang - Linde Aktiengesellschaft - Head of IR

Thank you, operator. On behalf of Linde, we would like to thank you to -- for joining our results presentation for the first 9 months of the 2017 financial year. Hosting today's presentation is Dr. Sven Schneider, our CFO. Also joining us today is Dr. Aldo Belloni, our CEO.

Before beginning the presentation, I would like to hand you over to Dr. Belloni for some brief remarks about the planned merger with Praxair.

Aldo Ernesto Belloni - Linde Aktiengesellschaft - Chairman of Executive Board, CEO & Employment Director

Good afternoon, ladies and gentlemen. Let me take this opportunity to provide a quick update on the status of the planned merger with Praxair. As reported, as of 14:00 Central European Time on Tuesday, the 24th of October, 64.5% of Linde's shares entitled to voting rights have been tendered.

We are happy to report that the development has further improved, reaching 67.9% as of yesterday at 14:00. We would like to thank our shareholders for their support in achieving this very positive interim results.

With this, we are now over the 60% minimum acceptance ratio that we and Praxair earlier this week jointly set for the exchange offer. Assuming that the tendering rate stays above the minimum ratio when the acceptance period closes at midnight Central European Time of the 7th of November, then the offer will be successful and an additional acceptance period of 2 weeks will commence soon thereafter.

We expect that certain index providers such as SEI and FTSE will adopt the tender share class during the additional acceptance period, which is expected to end on the 24th of November. However, as communicated, should the acceptance ratio be less than 74% at the end of this additional acceptance period, this might trigger significant adverse tax consequences. And if that should be the case, the business combination would likely fail. So we remain confident that the exchange offer will be successful. It nevertheless remains important that any shareholders that have yet to tender their shares do so as soon as possible.

And on the side of shareholder approval processes, the regulatory review process is also moving forward where 5 is for approval in multiple jurisdictions, including the U.S. and China. We are also including the exchange with further jurisdictions, including India and the European Commission.

On the 16th of October, we announced that the business combination has received unconditional antitrust clearance in Russia, thus satisfying a closing condition. Approval has also been received in Pakistan, Paraguay and Turkey. We will be providing appropriate updates on the regulatory review and potential divestitures as the situation progresses.

Last, but not least, integration planning with the boundaries -- within the boundaries of competition laws is also fully on track. Overall, we remain on track to complete the merger and aim to begin as a new company in the second half of next year.

Bernard Wang - Linde Aktiengesellschaft - Head of IR

Turn to Slide 3 for today's agenda. Dr. Schneider will open the presentation with a report on our operational and financial performance during the reported period. This will be followed by a progress update on our strategic plan and finally, the outlook for 2017.

Let me now hand you over to Dr. Schneider.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Thank you very much. Good afternoon, ladies and gentlemen, and a warm welcome from my side. Let me begin with highlights from the first 9 months of 2017 on Slide 4.

Group revenue from continuing operations was EUR 12.9 billion, up 2.7% versus the reported figure for the prior year. Adjusted for currency, the increase was 2.4%. The growth in revenue was driven by the industrial Gases business as well as by a higher contribution from Engineering.

Group operating profit grew by 3.8% to EUR 3.15 billion. Adjusted for currency, operating profit increased by 3.7%. The over proportional increase in profit versus sales resulted in a margin increase by 30 basis points versus the year-ago period. This increase was supported by higher margins in the Gases Division.

Operating cash flow was 7.4% below last year's level and amounted to EUR 2.3 billion. However, operating cash flow in the third quarter did come in 12% higher than the same period last year.

Special items of EUR 277 million are recorded in the reported period. These expenses are related to restructuring as well as the planned merger with Praxair.

Finally, at EUR 5.71, EPS before special items showed a strong increase of 9.2% compared to the same period last year.

I would like to proceed to Slide #5 and the development of revenue and operating profit by division. Reported revenue in the Gases Division rose by 2.1% to EUR 11.2 billion. The increase was driven by organic growth as well as tailwinds from natural gas prices effects and currency.

At EUR 3.2 billion, operating profit in the Gases Division increased by 3.5% versus the year-ago period. The operating profit margin increased by 40 basis points to 28.5%. If adjusted for higher natural gas prices, the margin would have been 28.7%, 60 basis points above last year's level.

In the Engineering Division, reported revenue of EUR 1.8 billion was 4% ahead of the level in the first 9 months of 2016. The operating profit margin of 8.4% was stable versus last year and is in line with our guidance for 2017.

Continuing on to Slide 6 for a review of the revenue bridge in the Gases Division. Higher natural gas prices in all operating segments positively affected the comparable base by 0.8% versus the prior year period. Currency also provided a slight tailwind in the reported period coming in at 0.2%.

However, the appreciation of the euro versus many currencies significantly reduced the tailwind during the third quarter. After adjusting for natural gas and currency, Gases' comparable growth for the first 9 months was plus 1%. This was supported by a comparable growth figure in Q3 of 2.6%. Please note that this figure reflects diverse trends across product areas, in particular, in Healthcare. I will cover this subject in more detail on Slide 7.

Moving to Slide 7. Excluding Healthcare, comparable growth was 4.5% in the reported period. In Healthcare, comparable growth was minus 9.2% versus the prior year. The main negative influence was from competitive bidding.

In addition, consolidation effects from the specialty pharma divestment and American HomePatient acquisition had an impact on growth. Excluding these consolidation effects, comparable growth in Healthcare would have been minus 5.5%.

Moving on to on-site. Contributions from start-ups and ramp-ups in all operating segments resulted in solid growth of 5.6% on a comparable basis. Please note that the growth rate in on-site slowed in the third quarter as most of the significant start-ups for 2017 have already occurred and ramp-ups from past years approached completion. Due to these factors, the growth rate is expected to slow further in the fourth quarter, as previously communicated.

Continuing to bulk. Comparable growth in this product area remains strong at 6.5%. Positive development continues to be seen in all regions, with Asia remaining the most notable contributor to growth.

In cylinder, comparable growth was positive at 1.4%. Cylinder development improved in all operating segments in the third quarter. In contrast, our specialty gases business has been restrained by lower prices versus the first 9 months of 2017 though the effect did diminish in the third quarter and is expected to be minimal in the fourth quarter.

Now moving on to revenue by operating segment on Slide 8. In the EMEA operating segment, revenue grew in the reported period by 2.7% while comparable growth came in at 2.9%. In terms of regions, Northern Europe, the Middle East and Eastern Europe made the highest growth contributions. In terms of product, on-site and bulk were the strongest contributors.

In Asia/Pacific, growth was strong on both a reported basis as well as on a comparable basis, coming in at 8.1% and 6.3%, respectively. From a regional perspective, Asia led the way with 8.5% comparable growth while trends in the South Pacific continued to remain stable but at a low level. From a product area perspective, the highest growth contribution came from bulk and on-site, most notably in East Asia.

In the Americas, revenue was 3.3% below last year's reported level and 5% lower on a comparable basis. As expected, significant headwinds from competitive bidding, the divestment of specialty pharma and lower prices in specialty gases were seen during the reported period. Regionally, positive development in North America was driven by on-site and bulk. However, the macroeconomic situation in South America remains tepid.

Please continue to Slide 9 for a discussion on operating profit by operating segment. As mentioned earlier, both operating profit and margins in the Gases Division were up versus the prior year reported period. The improvement was supported by growth and restructuring savings in all operating segments.

In EMEA, reported operating profit came in at EUR 1.4 billion, an increase of 1.8% versus the year-ago period and resulted in an operating profit margin of 31.5%. It should be noted that the 2016 figure included a positive onetime effect of EUR 39 million from changes to pension plans and profits on asset disposals. Adjusting for this would result in a year-on-year improvement in operating margin by 60 basis points.

In Asia Pacific, operating profit increased year-on-year by 15.3%, corresponding to a margin of 27.9%. Please note that operating profit in the reported period included a benefit from asset sales in the second quarter.

In the Americas, the reported operating margin was stable year-on-year at 24.5% despite headwinds from competitive bidding, specialty Gases and higher natural gas prices. Adjusted for higher natural gas prices, operating margin would have been 20 basis points above last year's level, reflecting positive development in on-site and bulk.

Now moving on to the Engineering Division's performance on Slide 10. In Engineering, revenue developed in line with project progress totaling EUR 1.8 billion in 9 months 2017 and in line with our expectations. The resulting margin of 8.4% is also in line with expectations.

Despite the continued low oil price environment and postponement of investment decisions, in particular, in the petrochemical industry, Engineering's order intake increased year-on-year by 24.1% to nearly EUR 2 billion. This figure includes an order in the third quarter from our customer Gazprom for natural gas plants related to the third phase of the Amur GPP project. At EUR 4.4 billion, the order backlog is at the same level as at the end of last year.

Let me conclude this section of the presentation with our financial performance on Slide 11. As mentioned earlier, operating cash flow declined by 7.4% compared to 9 months. The biggest driver behind the decrease can be seen in the line item, other changes, which includes special items related to restructuring and a decrease in provisions. Another factor was a lower figure for income taxes paid in the year-ago period.

On the other hand, third quarter of 2017 did show an increase of 12% versus Q3 the prior year. This can be attributed to improved profitability as well as lower working capital requirement in both the Gases and Engineering divisions.

In terms of financing activities in the third quarter, we redeemed a bond with a nominal value of NOK 2 billion. As for net debt, this figure declined to EUR 6.7 billion. At the end of the reported period, the corresponding net debt to operating profit ratio was 1.6x.

This concludes the operational and financial performance review. I will now continue to the second part of today's presentation with an update on our strategic plan on Slide 13.

With regard to the FOCUS program, we can confirm that it remains on track to deliver annual savings of approximately EUR 180 million by the end of this year. With regard to the LIFT program, the implementation of associated measures is fully on track in all operating segments in the Engineering Division and with corporate functions.

The progress is visible in the number of employees' figure, which has been reduced by over 1,700 versus the end of 2016, a decline of 2.9%. The result is also visible in our profit and loss statement where adjusted for special items, SG&A expenses are down versus the prior year reported period by EUR 103 million. To date, the total figure for special items associated with LIFT measures is EUR 343 million with EUR 116 million recognized in 2016 and EUR 227 million recognized so far this year.

We continue to expect total restructuring costs related to LIFT of around EUR 400 million by the end of this year. We then confirm that we are on track to realize this year's cost-savings target of around EUR 120 million as well as the targeted savings for LIFT of EUR 370 million by the end of 2019.

Let me provide an update on Slide 14 on another aspect of our strategic plan, quality growth. In the first 9 months of 2017, we have been able to add new projects with an investment value of approximately EUR 500 million to our project pipeline. This brings the total investment for committed projects with on-stream dates in 2018 and beyond to EUR 1.1 billion. The chart on the right side of the slide shows that the proportion of investments is regionally balanced.

One notable addition achieved in the third quarter is a second ASU for our customer ArcelorMittal in Kazakhstan. Also, before the joint venture, we had a new ASU with Erdemir Group to construct and operate the largest gas operation plant for a gases producer in Turkey.

You may recall that back in March, we have guided the CapEx to sales ratio for the Gases Division of 11% to 12% for 2017, which is the same as our midterm guidance. With the positive development of the backlog, we expect that this figure will be at the upper end of this range for full year 2017.

Moreover, we could confirm that we are currently evaluating additional profitable growth opportunities. The further addition of project to investment backlog may require a level of CapEx to sales higher than the midterm guidance in the coming years. We will provide an update for you on this when we report our full year 2017 results in March when we have more visibilities on projects currently in negotiation.

I'm now on Slide 15. As this slide shows, we've confirmed our 2017 outlook at the group level as well as for the Gases and Engineering Divisions. Please note that the outlooks for the group and Gases Division are relative to the respective 2016 figures adjusted for FX.

Thank you for your attention and interest in Linde. We are happy to take your questions now. Operator, you may now open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question comes from Martin Roediger, Kepler Cheuvreux.

Martin Roediger - Kepler Cheuvreux, Research Division - Equity Research Analyst

Yes, thanks for taking my 3 questions. First, on your growth rate in Gas in Americas. If I strip out the deconsolidation effect, your organic growth rate in Q3 was flat, and there is no adverse comparison base from competitive bidding [3]. So what is the reason why you cannot keep paces and achieve organic growth in Americas? Is that all to do your poor performance in South America? Secondly, on Engineering. I see EBITDA margin at 9.2% in Q3, ahead of your guidance of 8%. Is that due to cost savings? And in that context, I see you have substantially added restructuring costs in Engineering Q3. Is that an indication that we should expect the margin go forward to be structurally higher than your 8% guidance? And finally, maybe you can give us a comment on recent press articles. Can you clarify whether the Engineering business in its current set up as well as the Healthcare gas business will remain part of your portfolio after the merger?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Martin, I will take number 1 and number 2, and Aldo will take your third question on Engineering and Lincare. So your first question to the Gases margin in the Americas. So first, your remark on the Healthcare comparable number for Q3 being flat is broadly correct. Your second statement that there is a poor performance in South America with a drag on the margin, I cannot confirm. The reason for the restrained growth in Q3 comes, again, from Healthcare but not from competitive bidding because year-on-year, there was no impact. But it's coming from, as we communicated last time, from commercial or private insurers. That's the answer to the first question. The second question to Linde Engineering, you pointed out that the margin is 9.2% above the range. Do we revisit the range and is it LIFT-related, the answer is we stick to our guidance of around 8%. You know that the Engineering business is a project-based business where a pure quarterly perspective makes limited sense. So in 1 quarter, it can be a bit higher, in another one, it can be a bit lower. It has to do with the percentage of completion and the execution progress on Engineering project and, to a lesser extent, with LIFT. LIFT, we can confirm, as I said in my speech, introductory speech, that the LIFT measures are all on track, including Engineering. But that doesn't warrant a change of the midterm operating profit margin for Engineering.

Aldo Ernesto Belloni - Linde Aktiengesellschaft - Chairman of Executive Board, CEO & Employment Director

Okay, this is Aldo. I'm referring to this article in the [Frankfurt] (inaudible) site, where an analyst reports with regard to a meeting with the CFO for Praxair was quoted. None of us were attending this meeting, so we're just relying on this source of information. I can only tell you that I am engaged in conversation on these topics with the CEO of Praxair, who has reconfirmed and given me assurance that no decision have been made with regard to the retention, neither of the Engineering business nor of the Lincare business. These are decisions, which will be scrutinized and examined after closing in due course. But for the time being, we assume that both the Engineering Division and the Lincare business will be part of Linde PLC in the future.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

If I may add one additional information, I think it's important that we all are aware that the, I would say, primarily -- the primary observation of just the operating profit margin is not sufficient from our perspective. Yes, the operating profit margin of Engineering is significantly below Gases, no doubt about that. But Engineering has various other very important contributors to our group. Just to mention, a positive ROCE impact, a positive cash flow impact and there's also an impact of having access to customers and technologies in certain areas. That's why we think it's a cornerstone of our business. Thank you.

Operator

The next question is from Peter Clark, Societe Generale.

Peter Anthony John Clark - Societe Generale Cross Asset Research - Senior Analyst, Chemicals

On a positive quarter, we've mentioned America. But going to Asia Pac, Asia/Pacific, if I'm assuming that Australia now has modest growth and I know you keep saying it's stable, but certainly we've had a message that it might actually be seeing a bit of price inflation, a bit of volume inflation. The rest of Asia looks like it could be growing double-digit. I want to drill down into that, if that's about right and just touch on the pricing environment because all 3 are now talking about this China pricing story. I guess, your biggest competitor talked about price over 4%. Just how you see that and how you see [figuring the error stuff], the utilization in that market now because all your competitors are throwing out a number for that. And then secondly, if I'm looking at the cylinder business, the acceleration there, which is pretty encouraging really, and maybe Australia is a little [growing] that as well but, clearly, Europe probably is, just how that acceleration is coming through. And then again, I was reading all these headlines about the Engineering business and Lincare. I'm not aware of this stuff coming out of the CFO of Praxair, so it seems a bit intriguing to me. But in terms of the Lincare business itself, clearly, it's much more disappointing than you thought. And you're talking now about the private insurers again, just how you see that trending from the private insurer stuff, that would be great.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Peter, thank you for your questions. The first one on Asia. Let me start with South Pacific, Australia. The situation has stabilized on a low level, that's something we can confirm again. With our big customers, the so-called light industry with our small customers is still a bit weak. So we see a very low comparable growth in South Pacific. So the real growth comes out of the other parts of Asia. And here, we can only repeat what you have said that from a volume and pricing perspective, APAC is very positive, be it bulk, be it cylinders, be it tonnage outside of Australia. So that we can definitely confirm. And from a capacity utilization perspective, for example, if we look at East Asia, we look at the bulk utilization, we are definitely above the average utilization rate in that market. And that's a very positive sign supporting that. Moving to the cylinders. Here, you are right. We have seen a positive development in Q3. The positive development in Q3 is mainly driven from cylinder growth in all regions in EMEA and in APAC. And as I said before, there is a component, which is price, but there is also a significant volume component to the cylinder growth in these regions.

In the U.S., the growth in cylinders is restrained from the specialty gas pricing effect, although, as I said before, it's less pronounced than in the first quarters. So really, the specialty gases price effect in the -- in Q3 is a single digit number so not relevant anymore. And to your third question to Lincare, I don't want to repeat my very long speech from the last calls, but you are aware that we always look at 3 important levers. One is the patient growth and the underlying growth, the megatrend, so to say, this is intact and stays positive. We have seen some low digit growth from this volume perspective in the first 9 months in Lincare. The second one is anything about new applications. We are working on that, but you cannot easily translate them into quarterly sales. And the third component is M&A. And as we have mentioned earlier today, in our press conference, there are small M&A activities, which we are doing, and there are some other more sizeable M&A opportunities, which we are currently looking at, which is important to split the cost over a bigger population of patients. We have not yet concluded these transactions because, unfortunately, the U.S. administration has not yet clearly stated how they will look at the industry going forward. But on your comment with the private insurers, yes, unfortunately, the positive effect from an underlying patient growth base is, so to say, negatively impacted by the pricing pressure from these insurers. I hope that was a comprehensive answer to the Lincare situation.

Operator

We have received another question from Markus Mayer, Baader-Helvea.

Markus Mayer - Baader-Helvea Equity Research - Lead Analyst of Chemicals

One question again on the [specialty pharma] business. Part of the kind of political transition, do you expect certain competitive bidding processes in the U.S.? And should the (inaudible) if there are any (inaudible) , the same kind of phasing with the same kind of [1, 2, 3] (inaudible) . Yes, that's the first one I had. And secondly, on the cash flow, very nice operating cash flow. You said this was from a change in the working capital also from higher operating profits but mostly also effects from prepayment coming (inaudible) and if so, what kind of effect was it?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Okay, Markus, sorry, the line was pretty bad. I hope I got your first question right, but let me start with the second one. And then I'll answer as much as I understood it, and please come back in case something is missing. So on the operating cash flow, as you said, Q3 was pretty strong, 12% up compared to last year. Two -- Three important factors. One was increase of operating profit. Secondly, improvement of working capital Engineering, which is prepayment and third, improvement of working capital at Gasses. So that was the cash flow answer. And if I got your question on competitive bidding right, you asked about rebates and bids and is there any clarity. Unfortunately, the only information I still have is there seems to be a postponement of the 2019, but we do not have yet any further evidence on how the U.S. administration looks at that. We are, of course, actively engaged in lobbying in Washington and in other places but that's, unfortunately, all I can tell you at that moment in time.

Operator

The next question is from Mr. Andreas Heine, MainFirst Bank.

Andreas Heine - MainFirst Bank AG, Research Division - MD

I have basically two questions. The first is on CapEx. You indicated that your CapEx to sales ratio as of next year, at least going forward, might be back, let's say, to a nicer growth pace in the range of 13% or maybe even higher. Is that due to 1 or 2 very big projects? Or do you see this as a trend of investments across the industrial gas industry going up again? And also coming through the nice performance in Q3. That is basically what now all the major players have reported, a much faster growth in Q3 than in the first half. Is there something which is specific to this quarter or can we also extrapolate this? Looking back on what you have conveyed in the SEC filings, looking forward more to an average growth of 3% for the coming years for the group, it looks like that, that is now rather cautious given what you were able to deliver in this specific quarter, if it is lasting?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Andreas, thank you for the questions. Number one, on CapEx. I mean, as we all know, the CapEx sales ratio depend on project -- project, progress, but it also depends on a lot of other extrinsic variables, exchange rate, energy and so on. But leaving that aside, I think it's important to guide you a bit up as we've said, so 12%-ish towards the end of the year. I think it's premature to really give you a more accurate guidance on '18 following as we are in negotiations for a couple of projects and probably that's the answer to your question, though we are not talking about one only. There are bigger projects, there are also smaller projects, and rest assured, that we always look at the CapEx also from a portfolio perspective before we make any decisions in the investment committee. The second one, Q3 and maybe also important to clarify that. I mean, we have shown you the comparable growth for the 9 months at a percent -- at 4.5%. Excluding Healthcare, we have 2.6% comparable growth in Q3. Excluding Healthcare, the number is 4.3%. So you see that the real restraining factor for the overall Gases growth comes from Healthcare as we have now explained in the previous question. And if you look the details in Q3, the bulk was pretty solid with around 6% cylinder accelerated even and on-site contributions was a bit lower as communicated because of the fact that a couple of these ramp-ups and start-ups from 2016 and '17 are now well in their ramp-up phase, and therefore, the contribution on a full year basis is lower. And therefore, we expect also on-sites in the second half to be below first half. And therefore, if you then, on top of that, take into consideration and maybe I'll preempt a question, which may come, why you're narrowing your guidance for 2017 being now in October, I think the important other element is if you look at our Q4 2016 numbers, there were a couple of special effects, probably will not repeat themselves. One was the so-called Cures Act from the U.S. Healthcare administration where we got EUR 60 million, EUR 6-0 million of OP and revenue in the quarter, which we probably will not repeat this year. We had already a very strong bulk quarter in Q4, and we had the deconsolidation of the healthcare companies, which we disposed of in August last year. So all that is not repeatable. Therefore, we would not now recommend to simply extrapolate linearly the Q3 performance. And therefore, we think our midterm guidance is still the valid one for the next foreseeable time. And last point to that, Andreas, I think we should be all aware that we are living in a world where we still have, unfortunately, a growing number of geopolitical issues, not talking oil price now, which is, of course, a bit better, but far away from previous levels. But if we just think about all the geopolitical hotspots in South America, in Asia, in now also, unfortunately, Europe again, we also have to be a bit careful. And we see, although some of these projects opportunities look pretty reassuring to us, we see still customers who are cautious because of these effects to make now investment decisions, and we need to wait how this will develop.

Andreas Heine - MainFirst Bank AG, Research Division - MD

Very helpful. May I still add a question on this, specify it a bit more? What I have seen in -- from all the 4 players was, in Q3, quite a bit different what we have seen in the first half. And basically, everyone was talking about the acceleration. You had mentioned some specifics you had in Q4, which we have to have in mind, but has something changed across the board in Q3? Do you see, in general, a higher activity in the industrial gases? So if I go back 3, 4 years, then the user growth rate was indeed in the range of 4%, 5%, that seems that in this one single quarter, the industrial gas players are back. I just wonder whether this is just a low base or some special effects, then the company specifics or whether something has happened in Q3, which was really different to the first half?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Andreas, I think it's -- I would not say there's a fundamental change. I would like to guide you more towards there is a slightly better utilization rate in certain geographies that was -- therefore, also a bit [set up]. The other thing is if you look at the addition of new projects of EUR 500 million for on-stream's 2018 and beyond, we see that in some geographies, we see it with some industries, like electronics, like chemistry and energy. But we [look at] across all industries. Therefore, we should also be aware that the growth is very much dependent on the tonnage project start-ups and ramp-ups, and here I've given you already some guide.

Operator

We have another question from Stephanie Bothwell, Bank of America Merrill Lynch.

Stephanie Bothwell - BofA Merrill Lynch, Research Division - VP

Just 2 short questions from me. So the first one, in your opening remarks, you noted that you'd already begun initial discussions with a number of the antitrust agencies across a number of jurisdictions. Can you already give us a sense in terms of the most key questions or areas of focus that have come out of those discussions, whether it be on a product level, geography or, indeed, industry-wide considerations? And the second question is on your LIFT program. Can you just give us an update in terms of how much of the cumulative savings you've actually realized to date up until the third quarter of 2017?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Okay. So to your first question, Stephanie. I'm sorry, but we cannot give you any more detailed information on the antitrust or divestiture process because we are in the middle of discussions as Aldo was mentioning, with more than 20 regulators. And this is still a phase where we want to refrain from any additional comments. To the second question on LIFT, when a couple of topics -- I mean, to help you to understand. Firstly, as I said, LIFT is on track. EUR 120 million of the savings from FOCUS and LIFT for the year 2017, which we expect to come through. We can confirm that number. We have reduced the workforce by 1,700 people in all functions, Engineering and Gas operating segments. And maybe one other data point, and then I would leave it there is if you look at the SG&A cost adjusted for one-timers, you'd see a reduction of EUR 103 million by month '17 compared to '16, which should give some indication of the magnitude of LIFT coming through.

Operator

The next question is from Laurence Alexander, Jefferies.

Laurence Alexander - Jefferies LLC, Research Division - VP and Equity Research Analyst

I want to come back to one of the earlier answers where you're talking about the types of projects that are under consideration. As you -- are you seeing on the Engineering side customers just showing more interest in preparing for when capacity gets sold out? Because when we look at the volumes that are being posted in the last couple of quarters against the capacity's utilization rates, I mean, it looks like probably about 1.5 years, 2 years out, is you should see more projects activity. Is that in line with what you're seeing? Or are customers more cautious?

Aldo Ernesto Belloni - Linde Aktiengesellschaft - Chairman of Executive Board, CEO & Employment Director

Okay, I will take this question. This is Aldo. Yes, there has been, especially in petrochemicals, a pickup of activities. As you know, we are currently executing 3 steam cracker projects at the same time, which is unprecedented in the history of Linde Engineering. And we have signed a fourth one for a customer in Pakistan, which is still -- has to be financed. So I think that for the petrochemical perspective, I can confirm your perception. And also on syngas, especially for refining, we have seen a strong interest in adding hydrogen capacity, especially for fulfilling diesel sulfur requirements. So these are the two more visible drivers for the activities of Linde Engineering.

Laurence Alexander - Jefferies LLC, Research Division - VP and Equity Research Analyst

And then on the cylinder business. How much cyclical leverage do you think the business has as it is currently constituted? If and when then markets do recover, how much more incremental margin lift or operating leverage do you think you'd have to a recovery in volumes?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

I think that really very much depends on the mix. I don't think I can give you an accurate number.

Operator

There are currently no more questions. (Operator Instructions) We have received another question from Peter Clark, Societe Generale.

Peter Anthony John Clark - Societe Generale Cross Asset Research - Senior Analyst, Chemicals

It's just a quick one, and it's a small but it's, I think, symbolic maybe. I keep seeing [legislatoris] with the Linde Group company outside M&A and stuff. And I'm just wondering how that is progressing, if there's anything to say because it's still being seen in the group. And it's been quite some time now it's been noncore and quite some time now you've really gone through a sale, I think. I'm just wondering how that's progressing. And maybe your case is not easy, but I'm just wondering.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Peter, I appreciate that you're looking after our business and that you can confirm that the trucks are driving around. So good question. So we can, I mean, the fact that we show it as discontinued operations should give you enough comfort that we are evaluating the disposals. We are well advanced in the process, but we cannot communicate on buyers or on price as you will understand. But the sale is ongoing, I can confirm that.

Operator

There are no more questions. I will hand back to Dr. Sven Schneider.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Thank you, operator, and thank you all on the call for the good discussion and all the questions. If you have any further question, please reach out to our IR team. We are happy to assist. Thank you for interest and the time you spent with us, and have a great weekend. Bye-bye.

Operator

Ladies and gentlemen, thank you for your attendance. This call has been concluded. You may disconnect.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.